UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2011

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.
10th Floor B Building
Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong 518048, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.
By:	s/ Dora Li
	Name:	Dora Li
	Title:	Chief Financial Officer

Date: June 16, 2011

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release

Exhibit 99.1
Noah Announces Share Repurchase Program and Management Changes
SHENZHEN — June 15, 2011 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or the “Company”), a leading provider of education services in China, today announced that the board of directors of the Company has authorized a new program to repurchase up to US$15 million American Depositary Shares (“ADSs”), each representing one Noah ordinary share, on or before June 30, 2013.
The share repurchase program will be funded with the Company’s available working capital. As of March 31, 2011, the Company had cash, cash equivalents and short-term investments of RMB491 million (US$75 million), representing cash per ADS of US$2.03.
The size, scope and timing of any purchases under the new program will be in accordance with the rules of the Securities Exchange Act of 1934, including the safe harbor rules of Section 10b-18 of the Act, and further shall be based on business, market and other conditions and factors, including price, regulatory and contractual requirements or consents, and capital availability. The share repurchase program is intended to be implemented through purchases made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions, or by any combination of such methods, in compliance with applicable insider trading and other securities laws and regulations. This plan does not obligate Noah to acquire any particular number of ADSs. The plan may be suspended, modified or discontinued at any time at Noah’s discretion without prior notice. The ADSs repurchased under the program will be canceled.
Noah also announced the promotion of interim Chief Financial Officer (“CFO”) Ms. Dora Li to the permanent position of CFO, effective June 10, 2011. In addition, the Company announced the resignation of Mr. Ruchun Zhang from the position of interim President and Chief Operating Officer (“COO”), effective June 10, 2011. Mr. Zhang resigned from the position of Board Secretary on April 13, 2011, and Ms. Xu Qin was appointed Board Secretary on the same day. In addition to her new role, Ms. Qin continues to serve as M&A Director. Noah is actively searching for a new COO to focus on managing the Company’s operations.
The Company made these management changes in response to Noah’s decision to focus exclusively on its education services business and the associated disposal of its Electronic Learning Product (“ELP”) business, which was completed on June 9, 2011.
Chief Executive Officer, Mr. Jerry He said, “The authorization of this share repurchase program underscores our confidence in the long-term prospects for Noah and the education industry in China. Our strong cash position enables us to initiate a share purchase program to return value to shareholders while continuing to execute on our proven strategy of pursuing profitable growth within China’s education services segment. As such, we believe that this plan represents a prudent use of capital while demonstrating our commitment to building long-term value for our shareholders.”

Mr. He continued, “In conjunction with the recently completed sale of the ELP business, we have been building a dedicated and experienced senior management team to lead Noah through its next phase of growth and development. I’m delighted that Ms. Li has accepted the position of permanent CFO, and that the Company will continue to benefit from the experience she has gained in senior finance roles within Noah since joining the Company in 2007. I’m also pleased that Ms. Qin has agreed to take on the position of Board Secretary in addition to her key role as M&A Director. I would also like to thank Mr. Zhang for his significant contribution to Noah since its inception in 2004, and for helping steer the company through the transition from its origins as a provider of interactive educational content to its current status as a leading provider of education services within China’s fast-growing, underpenetrated and fragmented market.”
About Noah Education Holdings Ltd.
Noah is a leading provider of education services in China. The Company’s brands include Wentai Education, which operates and manages high-end kindergartens, primary and secondary schools, and Little New Star, which provides English language training for children aged 3-19 in its directly owned and franchised training centers. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://www.noahedu.com.cn.
Safe Harbor Statement
This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.
Contacts:

Noah Education Holdings Ltd. Léa Wu Tel: +86 (755) 8204 3194 Email: wuzy@noahedu.com	Investor Relations (US) Kelly Gawlik Taylor Rafferty Tel: +1 (212) 889 4350 Email: noahedu@taylor-rafferty.com

Investor Relations (Hong Kong) Mahmoud Siddig Taylor Rafferty Tel: +852 3196 3712 Email: noahedu@taylor-rafferty.com